Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated February 23, 2023 to

Prospectus dated May 12, 2020

Registration Statement Nos. 333-238189, 333-238189-01, 333-238189-02 and 333-238189-03

Aon Corporation and Aon Global Holdings plc

$750,000,000 5.350% SENIOR NOTES DUE 2033

(the “Notes”)

PRICING TERM SHEET

Terms Applicable to the Notes

Issuers:	Aon Corporation and Aon Global Holdings plc

Guarantors:	Aon plc and Aon Global Limited

Offering Format:	SEC Registered

Expected Ratings*:	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Ranking:	Senior Unsecured

Trade Date:	February 23, 2023

Settlement Date (T+3)**:	February 28, 2023

Denominations:	$2,000 and multiples of $1,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc.
HSBC Securities (USA) Inc.

Co-Managers:	ANZ Securities, Inc. Aon Securities LLC nabSecurities, LLC R. Seelaus & Co., LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Principal Amount:	$750,000,000

Maturity Date:	February 28, 2033

Reference Treasury:	UST 3.500% due February 15, 2033

Reference Treasury Price and Yield:	96-27+; 3.883%

Reoffer Spread to Reference Treasury:	+147 bps

Re-offer Yield:	5.353%

Coupon:	5.350%

Interest Payment Dates:	Semi-annually in arrears on February 28 and August 28, beginning on August 28, 2023

Price to Public:	99.977%

Proceeds to Issuers (before deducting our offering expenses and underwriting discount):	$749,827,500 for the Notes

CUSIP / ISIN:	03740L AG7 / US03740LAG77
Optional Redemption:

Prior to November 28, 2032 (three months prior to the maturity date) (the “Par Call Date”), the Issuers may redeem the Notes at their option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed discounted to the redemption date (assuming the Notes being redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of the Securities—Optional Redemption”), plus 25 basis points (0.250%) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes being redeemed,

Plus accrued and unpaid interest on the principal amount of the Notes being redeemed to the redemption date.100% of the principal amount of the Notes being redeemed,

On or after the Par Call Date, the Issuers may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Conflicts of Interest:	Aon Securities LLC is an indirect wholly owned subsidiary of Aon Corporation. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby on the date of pricing will be required, by virtue of the fact that such Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of these Notes who wish to trade the Notes on the date of pricing should consult their own advisors

The issuers and the guarantors have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC at 1-866-718-1649; BofA Securities, Inc. at 1-800-294-1322 or HSBC Securities (USA) Inc. at 1-866-811-8049.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded (other than any statement relating to the identity of the legal entity authorizing or sending this communication in a non-US jurisdiction). Such disclaimers or other notices were automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.

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